UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

AML Communications, Inc.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

001733104

(CUSIP Number)

David Goren, Esq.

Microsemi Corporation

2381 Morse Avenue

Irvine, CA 92614

(949) 221-7100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Warren T. Lazarow, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025-7019

(650) 473-2600

April 19, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001733104	13D

1.	NAME OF REPORTING PERSON Microsemi Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,443,374 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,443,374 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,443,374
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.3%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes 377,499 shares of AML Communications, Inc. (“AML”) common stock, par value $0.01 per share (“AML Common Stock”), issuable upon exercise of options held by parties to the voting agreements described herein that are currently exercisable or exercisable within 60 days of the filing of this Schedule 13D, according to information provided by AML. Beneficial ownership of the shares of AML Common Stock is being reported hereunder solely because Microsemi Corporation may be deemed to have beneficial ownership of such shares of AML Common Stock as a result of the voting agreements described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Microsemi Corporation that it is the beneficial owner of any share of AML Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
(2)	Calculated based on 11,387,391 shares of AML Common Stock outstanding as of April 28, 2011 and stock options to acquire 377,499 shares of AML Common Stock that are currently exercisable or exercisable within 60 days of the filing of this Schedule 13D, according to information provided by AML.

Item 1.	Security and Issuer

This Schedule 13D (this “Statement”) relates to shares of common stock, $0.01 par value per share (“AML Common Stock”), of AML Communications, Inc., a Delaware corporation (“AML”). The principal executive office of AML is located at 1000 Avenida Acaso, Camarillo, CA 93012.

Item 2.	Identity and Background

(a)–(c) and (f) This Statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Microsemi Corporation, a Delaware corporation (“Microsemi”). The address of the principal business and the principal office of Microsemi is 2381 Morse Avenue, Irvine, CA 92614. The name, business address, present principal occupation or employment (and principal business and address of any corporation or other organization in which such employment is conducted), and citizenship of each director and executive officer of Microsemi are set forth on Schedule A attached hereto and are incorporated herein by reference. Microsemi is a Delaware corporation that offers a portfolio of semiconductor technology, including analog and RF devices, mixed signal integrated circuits, FPGAs and customizable SoCs, and complete subsystems. It serves leading system manufacturers around the world in the defense, security, aerospace, enterprise, commercial, and industrial markets.

(d) During the last five years, neither Microsemi nor, to the knowledge of Microsemi, any of the persons set forth on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Microsemi nor, to the knowledge of Microsemi, any of the persons set forth on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds

As more fully described in Item 4 hereof, Microsemi, Atom Acquisition Corporation, a Delaware corporation (“Merger Sub”) and AML entered into an Agreement and Plan of Merger, on April 11, 2011 (the “Merger Agreement”) pursuant to which Merger Sub will be merged with and into AML, with AML continuing as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Microsemi (the “Merger”) at the effective time of the Merger (the “Effective Time”). In connection with the Merger and in consideration thereof, each of Jacob Inbar, AML’s President, CEO and Chairman of the board of directors of AML (the “Board”), Edwin McAvoy, AML’s Vice President Marketing and a member of the Board, and Dr. Tiberiu Mazilu, Vice President of Engineering and a member of the Board (collectively, the “Covered Stockholders,” and each a “Covered Stockholder”) entered into a voting agreement with Microsemi (collectively, the “Voting Agreements,” and each a “Voting Agreement”). As of April 28, 2011, the Covered Stockholders beneficially own and have the power to vote, in the aggregate, 3,443,374 shares of AML Common Stock (including 377,499 shares underlying stock options held by the Covered Stockholders that are currently exercisable or exercisable within 60 days of the filing of this Statement), representing approximately 29.3% of the issued and outstanding AML Common Stock. Pursuant to the Voting Agreements, each Covered Stockholder agreed not to transfer his shares of AML Common Stock except as contemplated under the Merger Agreement and agreed to vote all of the shares of AML Common Stock for which he holds voting power at any stockholder meeting of AML or by any other consensual action in favor of the approval of the Merger Agreement and in favor of the other transactions contemplated by the Merger Agreement and any action required in furtherance thereof and against any action that would delay, prevent or frustrate the Merger. Each Covered Stockholder appointed Microsemi (or any nominee of Microsemi) as his attorney and proxy with full power to vote the shares of AML Common Stock held by him (including the shares of AML Common Stock subsequently acquired by him) pursuant to the terms and conditions of his respective Voting Agreement. Microsemi may only exercise such proxies under limited circumstances and subject to conditions provided in the Voting Agreements. Other than the consideration to be paid by Microsemi pursuant to the Merger Agreement at the Effective Time, Microsemi has not paid and will not pay any funds or other consideration in connection with the execution and delivery of the Voting Agreements and therefore no consideration was paid in connection with the voting rights requiring the filing of this Statement. The consideration to be paid in the Merger, including for the shares of AML Common Stock held by the Covered Stockholders, is expected to be paid by Microsemi out of available cash on hand. For a description of the Voting Agreements and Merger Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4.	Purpose of the Transaction

Microsemi and the Covered Stockholders entered into the Voting Agreements in connection with the transactions contemplated by the Merger Agreement. The purpose of the Merger Agreement is to effect the Merger and the purpose of the Voting Agreement is to facilitate the Merger.

The Merger Agreement

The Merger Agreement provides that each outstanding share of AML Common Stock, other than shares: (a) held by AML or its subsidiaries, (b) owned by Microsemi or its subsidiaries and (c) owned by stockholders who have not consented to the Merger and who have properly demanded appraisal for their shares under applicable law, will be cancelled and converted into the right to receive $2.50 in cash, without interest and less applicable withholding tax, at the Effective Time (the “Merger Consideration”). At the Effective Time, (a) all options will be cancelled; (b) all unvested options will have their vesting terms accelerated as a result of the Merger and will become completely vested; (c) each vested option (including the options that become vested by acceleration as a result of the Merger) outstanding immediately prior to the Effective Time of the Merger with an exercise price per share that is less than the Merger Consideration will be converted into the right to receive, without interest, a cash amount equal to the product of (A) the excess, if any, of (x) the Merger Consideration, over (y) the exercise price per share of such option, multiplied by (B) the total number of shares of AML Common Stock subject to such option; and (d) each option outstanding with an exercise price per share that is equal to or greater than the Merger Consideration will be terminated without any consideration therefor.

In addition, the certificate of incorporation and by-laws of the Surviving Corporation will be amended in their entirety pursuant to the Merger Agreement at the Effective Time to conform to the certificate of incorporation and by-laws of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation will be “AML COMMUNICATIONS, INC.” The directors and officers of Merger Sub immediately before the Effective Time will be the only directors and officers, respectively, of the Surviving Corporation immediately after the Effective Time. Following completion of the Merger, AML Common Stock will no longer be traded publicly on the Over the Counter Bulletin Board and will be deregistered under the Exchange Act.

Consummation of the Merger is subject to the closing conditions set forth in the Merger Agreement, including, among others, approval of the Merger by holders of a majority of the outstanding shares of AML Common Stock at a special meeting of stockholders of AML (the “Special Meeting”). Consummation of the Merger is not subject to a financing condition. AML and Microsemi currently expect to close the transaction promptly after the Special Meeting and in any case, no later than September 30, 2011.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 1 and incorporated herein by reference.

The Voting Agreement

In connection with the Merger, each Covered Stockholder, in his capacity as a stockholder of AML, entered into a Voting Agreement with Microsemi. Pursuant to the terms and conditions of the Voting Agreements, each Covered Stockholder agreed that at every meeting of the stockholders of AML called for the purpose of considering the Merger Agreement and the Merger, and on every action or approval by written consent of the stockholders of AML with respect to the approval of the Merger Agreement and the Merger, such Covered Stockholder would vote, or cause to be voted, all of the securities in AML held by him for approval of the Merger Agreement and the Merger. Additionally, at every meeting of the stockholders of AML called and on every action or approval by written consent of stockholders of AML, each Covered Stockholder agreed that he would vote, or cause to be voted, all of the securities of AML held by him and that he has the authority to vote (unless directed otherwise by the applicable proxy) (a) against any action that would result in a breach of any representation, warranty, covenant or obligation of AML in the Merger Agreement and (b) against any action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the transactions contemplated by the Merger Agreement, including the Merger. Further pursuant to the Voting Agreements, each Covered Stockholder also agreed to execute and deliver any additional documents necessary, including a proxy to Microsemi to vote his securities, to carry out the purpose of the Voting Agreements.

Each Covered Stockholder irrevocably appointed Microsemi (or any nominee of Microsemi) as his attorney and proxy with full power to vote the shares of AML Common Stock held by him (including the shares of AML Common Stock subsequently acquired by him) pursuant to the terms and conditions of his respective Voting Agreement. Microsemi may only exercise such proxies under limited circumstances and subject to conditions provided in the Voting Agreements.

Each Covered Stockholder also agreed that he would not transfer, sell, exchange, pledge or otherwise dispose of or encumber his securities of AML. Each Voting Agreement relates solely to the capacity of each Covered Stockholder as a stockholder or beneficial owner of the securities of AML and is not in any way intended to affect the exercise of his responsibilities and fiduciary duties as a director or officer of AML or any of its subsidiaries. The Voting Agreements will terminate automatically upon the termination of the Merger Agreement.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the Voting Agreements, a form of which is attached hereto as Exhibit 2 and incorporated herein by reference.

Except as set forth in this Item 4, the Merger Agreement or the Voting Agreements, neither Microsemi nor, to its knowledge, any of the persons set forth on Schedule A attached hereto, has any plans or proposals that relate to or would result in any of the actions specified in Item 4 of this Statement (although Microsemi reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a) – (b) As a result of the voting and transfer restrictions contained in the Voting Agreements, Microsemi may be deemed for purposes of Rule 13d–3 promulgated under the Exchange Act to beneficially own 3,443,374 shares of AML Common Stock (including 377,499 shares underlying stock options held by the Covered Stockholders that are currently exercisable or exercisable within 60 days of the filing of this Statement), representing approximately 29.3% of the issued and outstanding AML Common Stock as of April 28, 2011, by virtue of shared voting and/or dispositive power. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Microsemi that it is the beneficial owner of any share of AML Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Except as set forth in this Item 5(a) – (b), neither Microsemi nor, to the knowledge of Microsemi, any of the persons set forth on Schedule A attached hereto beneficially owns any share of AML Common Stock.

(c) Except for the execution and delivery of the Merger Agreement and the Voting Agreements, neither Microsemi nor, to the knowledge of Microsemi, any of the persons set forth on Schedule A attached hereto has effected any transaction in the shares of AML Common Stock during the past 60 days.

(d) To the knowledge of Microsemi, no persons other than the Covered Stockholders have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Covered Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is incorporated by reference into this Item 6. Except for the agreements described above, to the knowledge of Microsemi, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of AML, which would be required to be reported under this Item.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated April 11, 2010, by and among Microsemi Corporation, Atom Acquisition Corp. and AML Communications, Inc. (incorporated herein by reference to Appendix A to the Schedule 14A filed with the Securities and Exchange Commission by AML Communications, Inc., on April 19, 2011)

Exhibit 2	Form of the Voting Agreements, dated April 19, 2010, by and between Microsemi Corporation and each of Jacob Inbar, Edwin McAvoy and Tiberiu Mazilu (incorporated herein by reference to Appendix B to the Schedule 14A filed with the Securities and Exchange Commission by AML Communications, Inc., on April 19, 2011)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: April 28, 2011	MICROSEMI CORPORATION

	By:	/s/ John W. Hohener
	Name:	John W. Hohener
	Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

MICROSEMI

1. Directors and Executive Officers of Microsemi. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Microsemi. The current business address of each person is 2381 Morse Avenue, Irvine, California 92614. The telephone number of each person is (949) 221-7100. Unless otherwise indicated, each such person is a citizen of the United States of America.

DIRECTORS

Name and Address	Present Principal Occupation or Employment, Material Positions Held During the Last Five Years
James J. Peterson	Microsemi Board member since 2000 Mr. Peterson has been the President and Chief Executive Officer of Microsemi since 2000. Mr. Peterson was a Director of STEC, Inc. from 2003 to 2009.

Dennis R. Leibel

Microsemi Board member since 2002

Mr. Leibel has been the Chairman of Microsemi Board since July 2004. Mr. Leibel is currently a retired financial and legal executive, private investor and consultant. Mr. Leibel was a Director of Commerce Energy Group, Inc. from 2005 to 2008 and has been a Director of DPAC Technologies Corp. since 2006.

Thomas R. Anderson

Microsemi Board member since 2002

Mr. Anderson is currently a retired executive and private investor. He formerly served as Vice President and Chief Financial Officer of QLogic Corporation, a storage networking technology supplier, from 1993 to 2002.

William E. Bendush

Microsemi Board member since 2003

Mr. Bendush is currently a retired executive and private investor. He formerly served as Senior Vice President and Chief Financial Officer of Applied Micro Circuits Corporation, an information technology products supplier, from 1999 to 2003. Mr. Bendush has been a Director of Conexant Systems, Inc. since 2008.

William L. Healey

Microsemi Board member since 2003

Mr. Healey is currently a business consultant and private investor. From 2002 to 2005, he served as President and Chief Executive Officer of Cal Quality Electronics, Inc., an electronics manufacturer. Mr. Healey has been a Director of Sypris Solutions, Inc. since 1997 and a Director of Pro-Dex, Inc. since 2007.

Paul F. Folino

Microsemi Board member since 2004

Mr. Folino is currently the Executive Chairman of the Board of Emulex Corporation, an information technology products manufacturer, a position he has held since 2006 and has been as a Director since 1993. He was Chairman of the Board of Emulex Corporation from 2002 to 2006 and its Chief Executive Officer from 1993 to 2006. He also serves on the Board of Directors or as a Trustee of a number of non-profit organizations.

Matthew E. Massengill

Microsemi Board member since 2006

Mr. Massengill is the former Chairman of the Board of Western Digital Corporation, a computer storage technology provider, a position he held from 2001 to 2007. He also served as Western Digital Corporation’s Executive Chairman of the Board from 2005 to 2007, its Chief Executive Officer from 2000 to 2005 and its President from 2000 to 2002. Mr. Massengill has been a Director of Western Digital Corporation since 2000, a Director of Conexant Systems, Inc. since 2008 and a Director of GT Solar International, Inc. since 2008. He was also a Director of ViewSonic Corporation from 2003 to 2008.

OFFICERS

Name and Address	Present Principal Occupation or Employment, Material Positions Held During the Last Five Years
James J. Peterson	President and Chief Executive Officer since 2000; Director of STEC, Inc., a storage solutions technology company based in Santa Ana, California, from 2003 to 2009. Officer of Microsemi since 2000.

John W. Hohener

Executive Vice President since 2009; Chief Financial Officer and Secretary since 2008; Vice President of Finance, Treasurer and Chief Accounting Officer since 2007; Vice President of Finance from 2006 to 2007; Executive Vice President and Chief Financial Officer of Biolase Technology, Inc., a medical technology company based in Irvine, California, from 2004 to 2006.

Officer of Microsemi since 2006.

Ralph Brandi*	Executive Vice President, Chief Operating Officer since 2002; Vice President-Operations from 2000 to 2002. Officer of Microsemi since 2000.

John M. Holtrust	Senior Vice President of Human Resources since 2005; Vice President of Human Resources from 2000 to 2005. Officer of Microsemi since 2000.

Steven G. Litchfield

Executive Vice President, Chief Strategy Officer since 2009; Executive Vice President-Analog Mixed Signal Group from 2006 to 2009; Vice President-Corporate Marketing & Business Development from 2003 to 2006; Director of Business Development from 2001 to 2003.

Officer of Microsemi since 2003.

Russell R. Garcia

Executive Vice President, Marketing and Sales since 2010; Chief Executive Officer of WiSpry, Inc., a programmable radio frequency semiconductor company, from 2007 to 2010; President and Chief Executive Officer of u-Nav Microelectronics, a global positioning system semiconductor company, from 2001 to 2006.

Officer of Microsemi since 2010.

*	Mr. Brandi is a citizen of Denmark.